Mail Stop 4561
Via Fax (512) 683-8411

March 16, 2009

Alex Davern
Chief Financial Officer
National Instruments
11500 North MoPac Expressway
Austin, TX 78759

      Re: National Instruments
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed February 27, 2009
               File No. 000-25426

Dear Mr. Davern:

      We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Performance Graph

1.   Your performance graph plots the performance of shares of your common stock against the NASDAQ and the Russell 2000. Although you have not provided the

disclosure required by Item 201(e)(1)(ii)(C) of Regulation S-K, it appears you are using the Russell 2000 to compare your stock's performance against companies with similar market capitalization. In your response letter, please explain why you did not use a published industry or line-of-business index, and why you could not reasonably identify a peer group.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

2.   We note from your disclosures in the January 29, 2009 Form 8-K that the Company reduced its spending plans for the full year of 2009 by an additional $30 million to be in a better position to deal with the extended economic uncertainties. We further note from your March 9, 2009 Form 8-K that Company's order trends in December 2008 and January 2009 were down 14% and 20% year-over-year, respectively, due to the current economic conditions. Tell us how you considered expanding your Overview disclosures in MD&A to include a more comprehensive discussion of the material trends and uncertainties on which management is most focused on for the near and long-term future, as well the actions they are taking to address these risks and challenges. Also, to the extent that past performance may not be indicative of future performance due to the current economic environment facing your business, tell us how you considered Section III.B.3 of SEC Release No. 33-8350 in determining whether a quantitative discussion of these known trends and uncertainties is required under Item 303 of Regulation S-K.

Results of Operations

3.   Your discussion of the results of operations sometimes does not quantify sources
        of material changes when such changes are attributed to two or more factors,
        including any offsetting factors. For example, you state that the increase in net
        sales can primarily be attributed to volume growth in the areas of modular
        instruments, particularly RF test products, PXI, software and CompactRIO, which
        performed well in light of the industry contraction, and that the increases in these
        areas were offset by declines in revenue from instrument control products which
        are the most sensitive to downturns in the Global PMI.   Prefacing the reference to
        these sources of changes with the word "primarily" without quantifying the
        contributions and stating the net effect of the offsetting fluctuations obscures the
        significance of the material sources of the change. Please tell us how you
        considered quantifying each source that contributed to a material change in your
        MD&A discussion. . In addition, it may be beneficial to quantify volume and
        pricing data. Please refer to the guidance of Section III.D of SEC Release No. 34-
        26831.

Note 8. Income Taxes

4.   We note your discussion of the deferred tax assets that resulted from restructuring
        the organization of the Company's manufacturing operation in Hungary. Please
        explain the following items further as it relates to this transaction:
        •   Explain the terms of the "restructuring" that resulted in the Company
                being "required to record" a $91 million gross deferred tax asset for the
                excess of the tax deductible goodwill over book goodwill;
        •   Tell us the amount of tax goodwill and book goodwill generated from this
                transaction, and;
        •   Tell us the specific guidance in SFAS 109 that you applied in accounting
                for the deferred tax assets generated from the restructuring. In this regard,
                tell us whether you treated this transaction similar to a business
                combination for tax purposes. If so, tell us how you considered paragraph
                262 of SFAS 109 and tell us the amount of the first and second
                components for both the reported amount of goodwill and the tax basis of
                goodwill. Additionally, please confirm whether the $91 million of gross
                deferred tax asset and the amortization of excess tax deductible goodwill
                relates to the first component or second component of goodwill and tell us
                how you determined that recognition of a deferred tax asset prior to
                realization is appropriate.

5.   We further note that following the approval of the merger of the Company's
        Hungarian operation with its Hungarian parent company in December 2007, the
        Company released $8.7 million and $18.3 million of the valuation allowance
        previously established for the excess tax deductible goodwill in fiscal 2008 and

2007, respectively. Please explain why the release of the valuation allowance in fiscal 2008 and 2007 impacted the Company's tax provision and explain why the timing of the release was appropriate. In this regard, tell us how you applied the guidance in paragraph 30 of SFAS 109 and explain further why the release of the valuation was not first applied to goodwill related to this transaction. Additionally, tell us if there is any remaining valuation allowance related to the original deferred tax assets from the Hungarian restructuring and, if so, why this is the case.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

6.   We note your statement that your disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to your management. Your disclosure in future filings should state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report. See Section II.F.4 of SEC Release No. 34-47986. In your response letter, please confirm, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report.

Item 15. Exhibits and Financial Statement Schedules

7.   We note your disclosure that your manufacturing processes use large volumes of components and subassemblies supplied by outside sources, that several of these components are available through sole or limited sources, and that your failure to receive sole source components from suppliers could result in a material adverse effect on our revenues and operating results. Please tell us whether you have agreements with any sole or limited source supplier. For any agreement, please provide us with your analysis as to how you determined not to file such an agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief